PRESS RELEASE
FOR IMMEDIATE RELEASE                                                   TSX:HAE
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                  Haemacure obtains US$2.25 M in financing and
               moves towards completion of the regulatory approval
                           process for HEMASEEL(R) APR

Montreal, November 8, 2002 - Haemacure Corporation (TSX:HAE) announces that it has obtained a US$2.25 million loan, which will be used to finance the required HEMASEEL(R) APR FDA clinical trial expected to be conducted in 2003. This bridge loan is due in March 2003, at which time Haemacure is scheduled to receive a US$3.5 million payment under a previous agreement with ZLB Central Laboratory of the Swiss Red Cross. If Haemacure satisfies certain conditions, the maturity date of the loan may be extended to April 2004.

Under a consent decree issued by the United States Federal Trade Commission
(FTC), Haemacure is required to set up its own manufacturing facility for HEMASEEL(R) APR, a product which the Company purchases from Baxter. The construction of the facility was completed in January 2002 and the manufacturing equipment has undergone testing and validation. "We are in the process of manufacturing three HEMASEEL(R) APR validation lots for the Phase III clinical trial, which we expect will start and be completed in 2003", stated Jane Burch, clinical and regulatory affairs manager for Haemacure. "This trial data, along with the validation of the manufacturing facility and process qualification are the last steps towards FDA approval and Haemacure's autonomy for manufacturing HEMASEEL(R) APR."

"As our sales and operating cash flows increase progressively, we concurrently are completing our own manufacturing facility. Consistent with our business plan, we are striving to make Haemacure a fully-integrated supplier of products aimed at the rapidly-growing acute surgical wound-care market," concluded Marc Paquin, Haemacure's President and Chief Executive Officer.

In connection with the bridge loan, Haemacure issued 817,241 warrants to the lender, each of which entitles the holder to acquire one common share of Haemacure at a price of $0.87 per share for a period of four years. Haemacure also issued 178,571 warrants to the agent of the placement, each of which gives the right to acquire one common share of Haemacure at a price of $0.87 for a period of three years.
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Haemacure Corporation is a Canadian company specializing in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound-care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The Corporation is traded under the stock symbol TSX:HAE on the Toronto Stock Exchange and is a reporting company with the United States Securities and Exchange Commission.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbour provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Corporation's products by medical professionals, the ability of the Corporation to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition and any other risks described from time to time in the Corporation's filings with the United States Securities and Exchange Commission. Forward-looking statements in this release represent the Corporation's judgment as of the date of this release. The Corporation disclaims, however, any intent or obligation to update these forward-looking statements.
                                     - 30 -
For More Information:

Haemacure Corporation
Marc Paquin
President and Chief Executive Officer
Wayne G. Johnson
Executive Vice-President and Chief Operating Officer
James Roberts
Vice-President, Finance and Administration and Chief Financial Officer
Tel: 941-364-3700; www.haemacure.com

Renmark Financial Communications Inc.
Tel: 514-939-3989; www.renmarkfinancial.com
Barry Mire: bmire@renmarkfinancial.com
Pierre Dewolf: pdewolf@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com